August 16, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (559) 665-7066

Mr. Phil Hamilton
President and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA  93610

Re:	Global Diversified Industries, Inc.
Form 10-KSB for the year ended April 30, 2004
      Filed August 17, 2004
      File No. 333-83231

Dear Mr. Hamilton:

      We have reviewed your response letter dated August 15, 2005 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Your response to comment 1 suggests that you engage in bill and hold transactions from time to time. Please list each of the criteria in Question 3 to SAB Topic 13(A)(3) and tell us how you considered these criteria when recognizing revenue on a bill and hold basis. Please also expand your revenue recognition policy to disclose how you qualify to recognize revenue on a bill and hold basis.

2. Please file your August 15, 2005 letter on EDGAR in response to this comment.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Phil Hamilton
Global Diversified Industries, Inc.
August 12, 2005
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